130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

December 3, 2018	No. 18-18

Avalon Releases Annual Sustainability Report, Annual Filings and Closes Financing

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon” or the “Company”) is pleased to announce the release of its seventh annual comprehensive Sustainability Report, along with the release of its 2018 annual filings and that it has closed its previously announced $500,000 convertible security funding.

The 2018 Sustainability Report entitled Refocus, Revive & Restore focuses on health and safety, social, environmental and economic matters that are material to the Company. It also incorporates a self-assessment of Avalon’s 2018 fiscal year sustainability performance and sets targets for 2019 against the applicable Towards Sustainable Mining indicators defined by the Mining Association of Canada. The 2018 Sustainability Report prepared in accordance with the Global Reporting Initiative ("GRI") Standards, core option and is available from the Company's website at http://www.avalonadvancedmaterials.com/sustainability/2018-sustainability-report.

Don Bubar, President and CEO, commented, “Sustainability is integral to our mission of building a profitable cleantech materials supply chain business that embraces high performance in areas of safety and social and environmental responsibility. Transparently reporting to our stakeholders is a strategic advantage that we believe will ultimately lead to enhanced shareholder value through better access to markets for our cleantech materials products and reduced risks of delays in receiving necessary permits and approvals. We will continue to pursue sustainability in all areas of our business and promote improved mineral industry practices with investors, potential partners and government.”

The Company also announces that it has closed its previously announced $500,000 convertible security funding with an entity managed by The Lind Partners, a New York based asset management firm, as described in the Company’s news release of November 26, 2018.

The Company has completed the filings of its 2018 Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for the Company’s fiscal year ended August 31, 2018. Copies of these filings are available through SEDAR at http://www.sedar.com or through EDGAR at http://www.sec.gov or on the Company’s website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2018 Sustainability Report by email to ir@AvalonAM.com or by regular mail to Investor Relations, Avalon Advanced Materials Inc., 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5.

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company’s 2019 sustainability targets, Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.